UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 30, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

 30 July 2026

Barclays PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the “Company”) announces the following transactions made on behalf of the Chairman and Non-Executive Directors in ordinary shares of the Company with a nominal value of 25 pence each (“Shares”) as set out below:

This announcement is made in accordance with article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Robert Berry
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	1,908
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Fitzpatrick
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	2,307
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Senior Independent Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	3,640
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	7,604
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir John Kingman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	1,782
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diony Lebot
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	2,124
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Mack
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	2,160
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Moses
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	1,547
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Shea
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	2,393
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julia Wilson
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.974 per Share	2,033
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

Ends

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755
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